UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

China Electric Motor, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

16890A 205
(CUSIP Number)

Richard Rappaport
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
(310) 843-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ________

1	Name of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Richard Rappaport
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
	7	Sole Voting Power

		856,477(1)
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		856,477(1)
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Persons

856,477 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

3.9% (2)
14	Type of Reporting Person (See Instructions)

IN

(1)  Includes (i) 326,619 shares of Common Stock owned by the Reporting Person; (ii) 89,049 shares of Common Stock owned by the Amanda Rappaport Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares; (iii) 89,049 shares of Common Stock owned by the Kailey Rappaport Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares and (iv) 351,760 shares of Common Stock owned by WestPark Capital Financial Services, LLC, of which the Reporting Person is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares.

(2)  Based on 21,942,243 shares of Common Stock outstanding as of October 11, 2010.

Amendment No. 3 to Schedule 13D

This Amendment No. 3, dated May 14, 2010, to Schedule 13D is filed on behalf of Richard Rappaport (the “Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission March 17, 2008 (the “Original 13D”), as amended on May 15, 2009 (“Amendment No. 1”) and February 3, 2010 (“Amendment No. 2” and together with the Original 13D and Amendment No. 1, the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of China Electric Motor, Inc. (the “Issuer” or “Company”), a Delaware corporation.  This Amendment No. 3 is being filed to report a material change in the percentage of shares of Common Stock beneficially owned by the Reporting Person.

Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 856,477 shares of Common Stock, representing 4.1% of the outstanding shares of Common Stock (based on the number of shares of Common Stock of the Company as of May 14, 2010).  The amounts of Common Stock owned by the Reporting Person disclosed in this Amendment No. 3 to Schedule 13D give effect to the 1-for-1.53846153846154 reverse stock split that became effective on January 22, 2010.  The percentages used herein and in the rest of Item 5 are calculated based upon 21,942,243 shares of Common Stock issued and outstanding as of October 11, 2010.

(b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 856,477 shares of Common Stock beneficially owned by the Reporting Person.

(c) The following transaction in the shares of the Issuer’s Common Stock were effected during the last 60 days:

On May 14, 2010, WestPark Capital Financial Services, LLC, of which the Reporting Person is Chief Executive Officer and Chairman, distributed 421,780 shares of Common Stock to various individuals as compensation, including 10,000 shares of Common Stock to the Reporting Person.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 856,477 shares of Common Stock beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on May 14, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  October 13, 2010

RICHARD RAPPAPORT

By:	/s/ Richard Rappaport
By: Richard Rappaport